SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-15006

PETROCHINA COMPANY LIMITED

9 Dongzhimen North Street, Dongcheng District

Beijing, The People’s Republic of China, 100007

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

EXHIBITS

Exhibit Number

99.1

An announcement dated October 20, 2020 with respect to supplemental circular, proposed election and appointment of supervisor and supplemental notice of the third extraordinary general meeting of 2020;

99.2	Supplemental form of proxy for the third extraordinary general meeting of 2020 to be held on Thursday, 5 November 2020;

99.3	Resignation of director;

99.4	Resignation and appointment of supervisor;

99.5	List of Directors and their roles and functions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this announcement to be signed on its behalf by the undersigned, thereunto duly authorized.

PetroChina Company Limited

Dated: October 20, 2020	By:	/s/ CHAI Shouping
	Name:	CHAI Shouping
	Title:	Company Secretary